UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-14494

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GOLF TRUST OF AMERICA, INC.
Full Name of Registrant

Former Name if Applicable

10 North Adger’s Wharf
Address of Principal Executive Office (Street and Number)

Charleston, South Carolina 29401
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 15, 2004, Golf Trust of America, Inc. (the “Company”), though its subsidiary GTA-IB, LLC (“GTA-IB”), acquired the Westin Innisbrook Golf Resort (the “Resort”) pursuant to a settlement agreement and related transactions (the “Settlement Agreement”), as described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2004, as amended.  In connection with the Settlement Agreement, the Company engaged third parties to provide valuation assessments of the Resort and related rights, liabilities and assets.    The amount of time involved in assessing the valuation of the Resort and compiling the necessary financial information relating to the Resort was substantial.  As a result of the complexity of the accounting and valuation issues, the Company is unable to file its Quarterly Report on Form 10-Q for the third quarter of 2004 prior to its deadline without unreasonable effort or expense.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	W. Bradley Blair, II	843	723-4653
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations, as compared to the corresponding period for the last fiscal year, will be significantly impacted by taking title to the Resort and acquiring related rights, liabilities and assets pursuant to the Settlement Agreement.  The Company anticipates that the impact of taking title to the Resort and the related transactions on its net change in net assets available to holders of common stock and operating partnership units for the quarter ended September 30, 2004 will be a decrease in net assets in the range of approximately $2,800,000 to $3,500,000 based on GTA-IB’s estimated net loss for the period July 16, 2004 to September 30, 2004.  In addition to the loss from operations of the Resort, the Company also anticipates an additional decrease of approximately $6,000,000 in net assets available to holders of common stock and operating partnership units for the quarter ended September 30, 2004.  The additional $6,000,000 decrease in net assets available to holders of common stock and operating partnership units includes a $5,000,000 impairment charge relating to the Resort.

GOLF TRUST OF AMERICA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 16, 2004	By	/s/ W. Bradley Blair, II
Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).